Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended
	September 28, 2012	September 30, 2011
	(In millions, except ratios)
Earnings:
Income from continuing operations	$128.3	$130.6
Plus: Income taxes	59.3	61.7
Fixed charges	29.4	29.6
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	—	—
Undistributed earnings in equity investments	—	—

	$217.0	$221.9

Fixed Charges:
Interest expense	$27.9	$28.1
Plus: Interest capitalized during the period	—	—
Interest portion of rental expense	1.5	1.5

	$29.4	$29.6

Ratio of Earnings to Fixed Charges	7.38	7.50